Exhibit 99.1

NEWS RELEASE

Great Panther Announces Commencement of Court Approved Sales and Investment Solicitation Process

For immediate release

Vancouver, BC, November 4, 2022 – Great Panther Mining Limited (OTCPK: GPLDK) (“Great Panther” or the “Company”) announces that the Supreme Court of British Columbia (the “Court”), on application of the Company, has issued a court order (the “SISP Order”) granting approval of the Company’s proposed Sales and Investment Solicitation Process (the “SISP”) involving it and, among others, and its wholly-owned subsidiary Mina Tucano Ltda.

The SISP Order, among other things, approves (i) the SISP with respect to Great Panther and the majority of its present and after-acquired assets, undertakings, and properties, and (ii) the appointment of RBC Capital Markets (“RBC”) as the Company’s sale advisor under the SISP.

The purpose of the SISP is to maximize the value of the Company and its subsidiaries’ (the “Group’s”) property for the benefit of all of its stakeholders, whether pursuant to an asset or share purchase transaction, restructuring, recapitalization or other form of reorganization of the business, property or affairs of the Group, including but not limited to the Group’s debt, share, or capital structure, or some combination thereof.

The SISP contemplates a two-phase process, where the first phase (“Phase 1”) will involve a broad marketing process ending with the submission of non-binding indicative offers, and the second phase (“Phase 2”) will involve a further opportunity for due diligence followed by the submission of binding bids. The SISP will primarily be conducted over a marketing period of approximately twelve (12) weeks in the aggregate, with Phase 1 occurring over a period of five (5) weeks.

In order to participate in the SISP and obtain access to a virtual data room, all interested parties must comply with the terms and conditions set forth in the SISP Order and other related documents, which are available on the court monitor’s website at https://www.alvarezandmarsal.com/GPR. Parties interested in participating in the SISP should contact RBC at the following email address:

RBC Dominion Securities Inc.

Suite 2100, 666 Burrard Street

Vancouver, BC V6C 2X8

Attention:  Michael D. Scott / Scott Redwood

Email:           Michael.D.Scott@rbccm.com / scott.redwood@rbccm.com

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt.

For more information, please contact:

T : +1 604 608 1766

TF : 1 888 355 1766

E : info@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements include but are not limited to the Company’s intention to complete the SISP within the timelines contemplated and its ability to maximize the value of the Company’s property for the benefit of all stakeholders.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant procedural, operational, business, economic and regulatory risks and uncertainties, including risks related to the restructuring process and its impact on the Company’s operations and financial conditions, uncertainty regarding the ability to obtain protection against all collection and enforcement actions during the judicial reorganization proceedings, uncertainty regarding the Company’s ability to identify and pursue strategic alternatives that will maximize stakeholder value, the Company’s and RBC’s ability to attract investors to participate in the SISP, and the risks described in respect of Great Panther in its most recent annual information form and management’s discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management’s discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management’s current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2